

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 8, 2025

Dan Shao
Chief Executive Officer
AirNet Technology Inc.
Suite 301, No. 26 Dongzhimenwai Street
Chaoyang District, Beijing 100027
The People's Republic of China

> **Re: AirNet Technology Inc.**
> **Registration Statement on Form F-3**
> **Filed March 28, 2025**
> **File No. 333-286235**

Dear Dan Shao:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joan Wu